Filed pursuant to Rule 424(b)(3)
Registration No. 333-181360

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 1 DATED MAY 15, 2013

TO THE PROSPECTUS DATED APRIL 2, 2013

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC dated April 2, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update regarding the status of our offering;
•	a summary of an amendment to our credit agreement with our sole customer;
•	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the three months ended March 31, 2013; and
•	our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2013.

Status of Our Offering

We commenced the public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. Through May 10, 2013, we have received aggregate gross offering proceeds of approximately $349,000 from the sale of Notes in our offering. As of May 10, 2013, approximately $699.65 million in Notes remained available for sale to the public under our Notes offering. The Notes offering will not last beyond October 4, 2014, which is two years after the effective date of this offering, unless extended by our board of managers for an additional year as permitted under applicable law. We also reserve the right to terminate the Notes offering at any time.

Second Amendment to Credit Agreement

On April 15, 2013, we entered into a second amendment (the “Second Amendment”) to the Credit Agreement between us, Benjamin Marcus Homes, L.L.C., Investor’s Mark Acquisitions, LLC, and Mark L. Hoskins (the “Credit Agreement”). The Second Amendment increased the aggregate allowed amount outstanding on the loans by an additional $250,000 and provided for an additional loan to fund construction costs on a home included in the Hamlets Land (the “Construction Loan”). The terms of the Construction Loan are substantially similar to the terms of the BMH Loan, as outlined in the Credit Agreement, and the amount allowable for the Construction Loan is included within the maximum credit limits already in place pursuant to the Credit Agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying unaudited condensed consolidated financial statements and the notes thereto as of and for the three months ended March 31, 2013 contained in this supplement as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the notes thereto for the year ended December 31, 2012 contained in our prospectus dated April 2, 2013.

(All dollar [$] amounts shown in thousands.)

Overview

We are a finance company and intend to focus most of our future efforts on commercial lending to residential homebuilders, to finance construction of single family residential properties. The single family residential construction loans will be extended to residential homebuilders and, as such, are commercial loans. The Company also lends money to residential homebuilders to develop undeveloped land into residential building lots known as acquisition and development loans, which are also considered commercial loans.

1

To assist in financing these opportunities, on December 30, 2011, we obtained funding from two demand loans from our members. The total outstanding balance on these loans on March 31, 2013 and December 31, 2012 was $479 and $1,108, respectively. These demand loans are collateralized by a lien against all of our assets and are senior in right of payment to our Fixed Rate Subordinated Notes.

Critical Accounting Estimates

To assist in evaluating our interim condensed consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

Loan Losses

Nature of estimates required

Loan losses, as applicable, are accounted for both on the interim condensed consolidated balance sheets and the interim condensed consolidated statements of operations. On the interim condensed consolidated statements of operations, management estimates the amount of losses to capture during the current year; this current period amount incurred is referred to as the loan loss provision. The calculation of our allowance for loan losses, which appears on our interim condensed consolidated balance sheets, requires us to compile relevant data for use in a systematic approach to assess and estimate the amount of probable losses inherent in our commercial lending operations and to reflect that estimated risk in our allowance calculations. The risk of losses occurs when customers cannot pay their principal and interest due. In the past, we have estimated that risk to be minimal, and therefore we have not proceeded to compare the value of the collateral versus the amount loaned. For current and future loans, we use the policy summarized as follows:

For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we analyze for impairment all loans which are more than 60 days past due at the end of a quarter.  For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we analyze all loans for impairment.  The analysis on loans, if required, develops a collateral value to be compared to the principal amount of the loan.  If the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the loan loss.  As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history.  For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

For loans that are individually evaluated for impairment, appraisals have been prepared within the last 13 months.  There are also broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old.  The lower of any BOV prepared in the last six months, or appraisal done in the last 13 months, is used, unless we determine a BOV to be invalid based on the comparable sales used.  If we determine a BOV to be invalid, we will use the appraised value.  Appraised values are adjusted down for estimated costs associated with asset disposal.

Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or not affordable, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

2

Accounting and Auditing Standards Applicable to “Emerging Growth Companies”

We are an “emerging growth company” under the recently enacted JOBS Act. For as long as we are an “emerging growth company,” which may be up to five fiscal years, we are not required to (1) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (2) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board (PCAOB) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Consolidated Results of Operations

Key financial and operating data for the three months ended March 31, 2013 and 2012 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our condensed consolidated financial statements, including the related notes and the other information contained in this document and the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. Below is a summary of our income statement for the following periods:

	For the Three Months Ended March 31,
(in thousands of dollars)	2013	2012

Interest Income
Interest and fee income on loans	$126	$161
Interest expense	27	27
Net interest income (loss)	99	134
Less: Loan loss provision	–	–
Net interest income	99	134
Non-Interest Expense
Selling, general and administrative	140	123
Total non-interest expense	140	123
Net income (loss)	$(41)	$11

Interest Spread

• Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans originated in December of 2011 have interest rates which are based on our cost of funds, with a minimum cost of funds of 5%. The spread is fixed at 2%. Future loans are anticipated to be originated at approximately the same 2% spread.

• Fee income. The two loans originated in December 2011 had a net origination fee of $924. This fee is being recognized over the life of the loans. The fee income recognized was $49 and $66 for the three month periods ended March 31, 2013 and 2012, respectively. In the future, we anticipate creating loans with fees ranging between 4 to 5% of the maximum loan amount.

• Amount of nonperforming assets. We had no nonperforming loan assets at March 31, 2013 and December 31, 2012.

3

The following table displays a comparison of our interest income, expense, and spread:

	For the Three Months Ended March 31,
(in thousands of dollars)	2013		2012

Interest Income		*		*
Interest income on loans	$77	7%	$95	7%
Fee income on loans	49	5%	66	5%
Interest and fee income on loans	126	12%	161	12%
Interest expense related parties	4	1%	9	1%
Interest expense unsecured	19	2%	18	1%
Amortization offering costs	4	0%	–
Interest expense	27	3%	27	2%
Net interest income (spread)	99	9%	134	10%

Weighted average outstanding loan asset balance	$4,240		$5,498

*annualized number as percentage of weighted average outstanding gross loan balance

We calculate interest spread by taking the difference between interest income (including fee income) and expense and dividing it by our weighted average outstanding loan balance. We anticipate interest spread for the rest of 2013 to continue at roughly the same percentage (9%). The reduction in interest income for the three months ended March 31, 2013 compared to the same period in 2012 is due to a reduction in outstanding balance. The percentage did not change. The fee income reduction was due to a reduction in committed amounts. We anticipate an increase in loan commitments and balances in the second quarter of 2013. On the interest expense side, our expense dollars remained the same in the first quarter of 2013 compared to the same quarter in 2012. While our expense for related party interest went down due to a reduction in balance, this was offset by the amortization of our offering costs.

Loan Loss Provision

To date, we have not held any nonperforming loans and have incurred no loan losses; however, this is unlikely to continue. We anticipate a loan loss provision in the future.

SG&A Expenses

The following table displays a comparison of our SG&A Expenses:

	For the Three Months Ended March 31,
(in thousands of dollars)	2013	2012

Selling, general and administrative expenses
Legal and Accounting	$77	$116
Salaries and related expenses	19	–
Website / MIS	7	1
Board related expenses	19	4
Advertising	8	–
Rent and Utilities	3	–
Printing	4	–
Other	3	2
Total SG&A	$140	$123

4

We had savings in the first quarter of 2013 compared to 2012 in legal and accounting costs, which were more than offset by increases in salaries and related expenses, board expenses and advertising. The reduction specifically in accounting is partially an efficiency savings, and partially due to only one year being audited in 2013, compared to two years being audited in 2012. The increase in salaries is due to not having employees in the first quarter of 2012, and the increase in board expenses is due to not having established our board until the end of the first quarter of 2012. Website costs incurred in the first quarter of 2012 were accrued until the site went live in October of 2012, and are now being amortized over three years. We started advertising in March of 2013 to attract investors. Printing costs are both for physical printing of investor related material and for the filing of documents electronically with the SEC.

While we anticipate that legal and accounting costs will decrease by approximately $40 in the second quarter of 2013 as compared to the first quarter of 2013, we anticipate an increase in advertising costs of $66 for the same periods. The advertising is to attract investors, so that we can receive investments and make loans, which will increase interest spread dollars over time.

Consolidated Financial Position

Deferred Financing Costs, Net

The gross deferred financing costs were $631 and $598 as of March 31, 2013 and December 31, 2012, respectively. The accumulated amortization of those costs was $6 and $2 as of the same dates. We expect that the gross amount will continue to increase over time as more of the anticipated financing costs are deferred when paid and expensed over the life of the debt associated with the financing using the effective interest method.

The following is a roll forward of deferred financing costs:

	Three Months Ended March 31, 2013	Year Ended December 31, 2012	Three Months Ended March 31, 2012

Deferred financing costs, beginning balance	$598	$–	$–
Additions	33	598	187

Deferred financing costs, ending balance	$631	$598	$187

Less accumulated amortization	(6)	(2)	–

Deferred financing costs, net	$625	$596	$187

The following is a roll forward of the accumulated amortization of deferred financing costs:

	Three Months Ended March 31, 2013	Year Ended December 31, 2012	Three Months Ended March 31, 2012

Accumulated amortization, beginning balance	$2	$–	$–
Additions	4	2	–

Accumulated amortization, ending balance	$6	$2	$–

Loans Receivable

In December 2011, we originated two new loans and assumed a lender’s position on a third loan, which, net of unearned loan fees, had total balances of $3,542 and $3,604 as of March 31, 2013 and December 31, 2012, respectively. These loans were all to third party borrowers that are affiliated with each other, and are cross-collateralized. No allowance has been deemed necessary for these loans. We expect that we will increase our loans receivable as we raise funds from the issuance of Notes. We anticipate closing new loans in the second quarter of 2013.

5

The following is a roll forward of commercial loans:

	Three Months Ended March 31, 2013	Year Ended December 31, 2012	Three Months Ended March 31, 2012

Beginning balance	$3,604	$4,580	$4,580
Additions	278	355	205
Payoffs/Sales	(389)	(1,547)	(150)
Earned loan fee	49	216	66

Ending balance	$3,542	$3,604	$4,701

The loans created in 2011 had a $1,000 loan fee. The expenses incurred related to issuing the loan were approximately $76, which were netted against the loan amount. The remaining $924, which is netted against the gross loan amount, is being recognized over the expected life of the loans using the straight-line method. The aggregate unearned loan fee was $659 and $708 as of March 31, 2013 and December 31, 2012, respectively.

While the remaining balance of the unearned loan fee related to our existing loans will decline to $0 over the life of those loans, we expect total unearned loan fees to increase in the future along with our commercial lending program.

Below is an aging schedule of loans receivable as of March 31, 2013, on a recency basis:

	No. Accts.	Unpaid Balances	%

Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	3	$4,201	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	3	$4,201	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	3	$4,201	100%

6

Below is an aging schedule of loans receivable as of March 31, 2013, on a contractual basis:

	No. Accts.	Unpaid Balances	%

Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	3	$4,201	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	3	$4,201	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	3	$4,201	100%

Below is an aging schedule of loans receivable as of December 31, 2012, on a recency basis:

	No. Accts.	Unpaid Balances	%

Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	3	$4,312	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	3	$4,312	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	3	$4,312	100%

7

Below is an aging schedule of loans receivable as of December 31, 2012, on a contractual basis:

	No. Accts.	Unpaid Balances	%

Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	3	$4,312	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	3	$4,312	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	3	$4,312	100%

Customer Interest Escrow

The loans we extended in December 2011 called for a funded Interest Escrow account, with funds borrowed against the properties as part of the loan balance. The initial funding on that Interest Escrow was $450. The balance as of March 31, 2013 and December 31, 2012 was $284 and $329, respectively. To the extent the balance is available in the Interest Escrow, interest due on certain loans is deducted from the Interest Escrow on the date due. The Interest Escrow is increased by 10% of lot payoffs on the same loans, and by interest on the $1,500 note payable to the borrower. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding. The Interest Escrow is also used to contribute to the reduction of the $400 subordinated mortgage upon certain lot sales of the collateral of that loan. During the three months ended March 31, 2013, the Interest Escrow was reduced by $76 for interest due on loans, and $3 to reduce the balance on the $400 subordinated mortgage. The Interest Escrow was increased by $18 for interest on the note payable, unsecured and $16 from lot payoffs.

Notes Payable Unsecured

At the same time that we extended the new loans in December 2011, we assumed a note payable to our borrowing customer for $1,500, which was the balance at both March 31, 2013 and December 31, 2012. This loan is unsecured and has the same priority as the Notes. It is also collateral for the loans we extended to this customer. In addition, we owed $52 and $2 in Notes payable under our Notes offering as of March 31, 2013 and December 31, 2012, respectively. We expect our Notes payable unsecured balance to increase as we raise funds in our Notes offering.

Notes Payable Related Party

In order to minimize the amount of idle cash on our balance sheet and maximize the loans receivable which create interest spread, we have two lines of credit from affiliates, which had a combined balance as of March 31, 2013 and December 31, 2012 of $479 and $1,108, respectively. We repaid a portion of the affiliate loans during the first quarter of 2013 from cash on hand at the end of the 2012. We intend to have a line of credit or multiple lines of credit in the future, and to eventually replace these lines from affiliates with lines from unrelated financial institutions. However, we can make no assurance that we will obtain a line of credit with an unrelated financial institution on favorable terms or at all.

8

Contractual Obligations

We currently have three notes outstanding outside of the public offering. The two notes to affiliates are demand notes established on December 30, 2011. The third note is an unsecured note for $1,500, which is due at the time our customer repays its debt. The balance of this note has not changed since we became the borrower on December 30, 2011. As of March 31, 2013, Notes issued pursuant to the public offering have contractual due dates of:

Year Maturing	Amount Maturing
2013	$–
2014	24
2015	–
2016	–
2017	28

Total	$52

We are obligated to lend money to customers based on agreements we have with them. We do not always have the maximum amount obligated outstanding at any given time. The amount we have not loaned, but are obligated to lend, under certain conditions is a potential liquidity use. This amount was $699 as of March 31, 2013 and $588 as of December 31, 2012.

Liquidity and Capital Resources

The Company has a limited operating history with our current business model, and our operations are subject to certain risks and uncertainties, particularly related to the concentration of our current operations to a single customer and geographic region, as well as the evolution of the current economic environment and its impact on the United States real estate and housing markets. Both the concentration of risk and the economic environment could directly or indirectly impact losses related to certain transactions and access to and cost of adequate financing.

The Company’s anticipated primary source of liquidity going forward is interest income and/or principal repayments related to the loans, as well as funds borrowed from creditors, substantially all of whom are currently members and affiliates.  Our public Notes offering, which allows us to borrow money, was declared effective by the SEC on October 4, 2012 and has been registered and declared effective in 38 states. We began to advertise in March of 2013 and have received $52 in Notes proceeds as of March 31, 2013. We anticipate continuing our existing advertising and expanding our advertising efforts and methods in the second quarter of 2013. The Company’s ability to fund its operations remains dependent upon the sole borrower’s ability to continue paying interest and/or principal and our ability to obtain additional financing, as needed, from the members, general public and other entities.

We generated income (loss) from continuing operations of ($41) and $11 for the three months ended March 31, 2013 and 2012, respectively. At March 31, 2013 we had cash on hand of $8 and our outstanding debt totaled $2,031, which was unsecured or payable to related parties. As of March 31, 2013, the amount that we have not loaned, but are obligated to potentially lend to our customers based on our agreements with them, was $699, and our availability on our line of credit from our members was $1,021.

9

Our current plan is to expand the commercial lending program by using current liquidity and available funding (including funding from our Notes program). We have anticipated the costs of this expansion and the continuing costs of maintaining our public company status, and we anticipate generating, through normal operations, the cash flows and liquidity necessary to meet our operating, investing and financing requirements. As noted above, the two most significant factors driving our current plans are the continued payments of principal and interest by our sole homebuilder customer and the public offering of Notes. If actual results differ materially from our current plan or if expected financing is not available, we believe we have the ability to reduce future cash outlays by withdrawing our public company status, which would reduce our audit and legal expenses. We also believe we have the ability and intent to obtain funding and generate net worth through additional debt or equity infusions of cash, if needed. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

Historically, we have funded our business through credit facilities with banks, borrowings from related parties, equity investments by our members and payments made pursuant to our commercial real estate leases.

Our business of borrowing money and re-lending it to generate interest spread will be a primary use of capital resources. There are several risks in any financing company of this nature, and we will discuss significant risks here and how they relate to our Company and what, if any, mitigation techniques we have or may employ.

First, any financial institution needs to match the maturities of its borrowings with the maturities of its assets. The bulk of most financial institutions’ borrowings are in the form of public investments or deposits. These generally have maturities that are either set periods of time, or upon the demand of the investor/depositor. The risk is that either obligations come due before funds are available to be paid out (a shortage of liquidity) or that funds are repaid before the obligation comes due (idle cash, as described herein). To mitigate these risks, we are not offering demand deposits (for instance, a checking account). Instead, we are offering Notes with varying maturities between one and four years, which we believe will be longer than the average life of the loans we will extend. However, we have the option to repay the Notes early if we wish without penalty. These items protect us against this risk of matching of debt and asset maturity.

Second, financial institutions must have daily liquidity on their debt side, to offset variations in loan balances on a daily basis. Borrowers can repay their notes at any time, and they will request draws as they are ready for them. Further, construction loans are not funded 100% initially, so there are contractual obligations on the lender’s part to fund loans in the future. Most financial institutions mitigate this risk by having a secured line of credit from the Federal Reserve Bank. We have the same risk from customer repayments and draws as banks, and we intend to mitigate this risk by obtaining a secured line of credit with a bank. Our current debt financing consists of the two demand loans from our members and the SF Loan. The loan balance from our members on March 31, 2013 and December 31, 2012 was $479 and $1,108, respectively. The loan balance on the SF Loan was $1,500 on both March 31, 2013 and December 31, 2012. If we are able to refinance the demand loans with a bank line of credit, we intend to maintain the outstanding balance on the line at approximately 10% of our committed loan amount. Failure to refinance the demand loans in the future with a larger bank line of credit may result in a lack of liquidity, or low loan production. Future lines of credit from banks will have expiration dates or be demand loans, which will have risks associated with those maturities.

Third, financial institutions have the risk of swings in market rates on borrowing and lending, which can make borrowing money to fund loans to their customers or fund their operations costly. The rates at which institutions can borrow are not necessarily tied to the rates at which they can lend. In our case, we are lending to customers using a rate which varies monthly with our cost of funds. So while we somewhat mitigate this risk, we are still open to the problem of, at the time of originating loans, wanting to originate new loans at a rate that would make us money, but that rate not being competitive in the market. Lack of lending may cause us to repay Notes early and lose interest spread dollars, hurting our profitability and ability to repay.

10

Our anticipated sources and uses of liquidity are as follows:

We intend to generate liquidity from:

•	borrowings in the form of the demand loans from our members;
•	proceeds from the Notes;
•	repayments of loan receivables;
•	interest and fee income;
•	borrowings from lines of credit with banks (not in place yet);
•	sale of property obtained through foreclosure; and
•	other sources as we determine in the future.

We intend to use liquidity to:

•	make payments on other borrowings, including loans from affiliates;
•	pay Notes on their scheduled due date and Notes that we are required to redeem early;
•	make interest payments on the Notes; and
•	to the extent we have remaining net proceeds and adequate cash on hand, fund any one or more of the following activities:

o	to extend commercial construction loans to homebuilders to build single or multi-family homes or develop lots;
o	to make distributions to equity owners;
o	for working capital and other corporate purposes;
o	to purchase defaulted secured debt from financial institutions at a discount;
o	to purchase defaulted unsecured debt from suppliers to homebuilders at a discount and then secure it with real estate or other collateral;
o	to purchase real estate, in which we will operate our business; and
o	to redeem Notes which we have decided to redeem prior to maturity.

The Company’s anticipated primary sources of liquidity going forward are interest income and principal repayments related to loans it extends, as well as funds borrowed from creditors, including affiliates and Note holders. Therefore, the Company’s ability to fund its operations is dependent upon these sources of liquidity.

Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales mean lower effective interest rates for us. Slower sales are likely to increase the default rate we experience.

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned on the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are low in many of the housing markets in the U.S. today, and our lending against these values is much safer than loans made by financial institutions in 2006 to 2008. Below is a graph showing monthly median new home sales prices in the U.S. This does not represent an exact display of what happened to any particular home over 11 years. The numbers not only vary based on inflation and deflation, but also based on size of home and areas of the country where sales prices are better or worse.

11

Source: U.S. Census Bureau

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long term interest rates may decrease housing starts, having the effects listed above. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 2% above average CD rates when CD’s are paying 0.5%, when CD’s are paying 3%, we may have to have a larger than 2% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs the builder. Below is a chart showing average CD rates.

Certificates of Deposit Index
Month	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Jan	3.363%	1.688%	1.132%	1.693%	3.674%	5.217%	5.145%	2.730%	0.488%	0.319%	0.313%	0.268%
Feb	3.077%	1.643%	1.113%	1.836%	3.837%	5.266%	4.958%	2.572%	0.407%	0.327%	0.315%	0.262%
Mar	2.828%	1.586%	1.098%	1.996%	3.996%	5.301%	4.748%	2.428%	0.337%	0.331%	0.316%	0.255%
Apr	2.607%	1.533%	1.085%	2.163%	4.158%	5.324%	4.543%	2.265%	0.288%	0.325%	0.321%
May	2.423%	1.483%	1.083%	2.332%	4.318%	5.338%	4.323%	2.091%	0.278%	0.305%	0.328%
Jun	2.263%	1.419%	1.118%	2.492%	4.483%	5.336%	4.108%	1.893%	0.288%	0.280%	0.336%
Jul	2.107%	1.358%	1.162%	2.658%	4.640%	5.324%	3.898%	1.690%	0.293%	0.266%	0.341%
Aug	1.961%	1.303%	1.212%	2.833%	4.774%	5.333%	3.673%	1.483%	0.295%	0.263%	0.338%
Sep	1.868%	1.247%	1.277%	3.000%	4.897%	5.343%	3.517%	1.204%	0.298%	0.268%	0.331%
Oct	1.820%	1.194%	1.355%	3.174%	4.997%	5.323%	3.453%	0.864%	0.300%	0.276%	0.319%
Nov	1.767%	1.171%	1.451%	3.345%	5.081%	5.293%	3.236%	0.685%	0.305%	0.288%	0.304%
Dec	1.726%	1.151%	1.563%	3.512%	5.153%	5.268%	2.965%	0.556%	0.312%	0.304%	0.283%
Copyright 2013 MoneyCafe.com

 Source: Derivation of Rates Reported by Federal Reserve Board

Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through today.

12

Source: U.S. Census Bureau

To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business.

Financial Statements

The financial statements listed below are contained in this supplement:

13

Shepherd’s Finance, LLC

Interim Condensed Consolidated Balance Sheets

	As of
	March 31, 2013	December 31, 2012
(in thousands of dollars)	(Unaudited)

Assets
Cash and cash equivalents	$8	$646
Accrued interest on loans	26	26
Deferred financing costs, net	625	596
Other assets	7	10
Loans receivable, net	3,542	3,604
Total assets	$4,208	$4,882
Liabilities and Members’ Capital
Customer interest escrow	$284	$329
Accounts payable and accrued expenses	54	41
Notes payable unsecured	1,552	1,502
Notes payable related party	479	1,108
Total liabilities	2,369	2,980

Commitments and Contingencies (Note 8)

Members’ capital	1,839	1,902

Total liabilities and members’ capital	$4,208	$4,882

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-1

Shepherd’s Finance, LLC

Interim Condensed Consolidated Statements of Operations – Unaudited

	For the Three Months Ended March 31,
(in thousands of dollars)	2013	2012
Interest Income
Interest and fee income on loans	$126	$161
Interest expense	27	27

Net interest income	99	134
Less: Loan loss provision	–	–

Net interest income	99	134

Non-Interest Expense
Selling, general and administrative	140	123

Total non-interest expense	140	123

Net income (loss)	$(41)	$11

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-2

Shepherd’s Finance, LLC

Interim Condensed Consolidated Statement of Changes in Members’ Capital – Unaudited

For the Three Months Ended March 31, 2013

(in thousands of dollars)
Members’ capital, as of December 31, 2012	$1,902
Net income (loss)	(41)
Distributions	(22)

Members’ capital, as of March 31, 2013	$1,839

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-3

Shepherd’s Finance, LLC

Interim Condensed Consolidated Statements of Cash Flows – Unaudited

	For the Three Months Ended March 31,
(in thousands of dollars)	2013	2012
Cash flows from operations
Net income (loss)	$(41)	$11
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Deferred loan fees	(49)	(66)
Net change in operating assets and liabilities
Other operating assets	2	16
Accrued interest receivable	–	(31)
Amortization of deferred financing costs	4	–
Customer interest escrow	(45)	(39)
Accounts payable and accrued expenses	13	238

Net cash provided by (used in) operating activities	(116)	129

Cash flows from investing activities
Loan originations and principal collections, net	111	(55)
Other investing activity	1	(5)

Net cash provided by (used in) investing activities	112	(60)

Cash flows from financing activities
Distributions to members	(22)	–
Proceeds from (repayments of) related party notes	(629)	250
Proceeds from unsecured Notes	50	–
Payments of deferred financing costs	(33)	(187)

Net cash provided by (used in) financing activities	(634)	63

Net increase (decrease) in cash and cash equivalents	(638)	132

Cash and cash equivalents
Beginning of period	646	50
End of period	$8	$182
Supplemental disclosure of cash flow information
Cash paid for interest	$6	$6

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-4

Information presented throughout these notes to the interim condensed consolidated financial statements (Unaudited) is in thousands of dollars.

1. Description of Business and Basis of Presentation

Description of Business

Description of Business

Shepherd’s Finance, LLC and subsidiaries (the “Company”, “we” or “our”) is a finance company that intends to focus most of our future efforts on commercial lending to residential homebuilders, to finance construction of single family homes. The single family residential construction loans will be extended to residential homebuilders and, as such, are commercial loans. We currently lend on residential lot developments.

We anticipate expanding our lending capacity and funding our business operations by continued extension of unsecured subordinated notes (“Notes”) to the general public, which Notes are unsecured subordinated debt. Eventually, the Company intends to repay the debt from affiliates with secured debt from a bank or through other liquidity.

Basis of Presentation

The unaudited interim condensed consolidated financial statements, in the opinion of management, reflect all adjustments necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the periods presented. Such adjustments are of a normal, recurring nature. The results of operations for any interim period are not necessarily indicative of results expected for the fiscal year ending December 31, 2013. While certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), management believes that the disclosures herein are adequate to make the condensed consolidated information presented not misleading. These unaudited interim condensed consolidated financial statements should be read in conjunction with the year end 2012 consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. The accounting policies followed by the Company are set forth in Note 2 - Summary of Significant Accounting Policies of the notes to those 2012 statements.

Liquidity and Capital Resources

The Company has a limited operating history with our current business model, and our operations are subject to certain risks and uncertainties, particularly related to the concentration of our current operations to a single customer and geographic region, as well as the evolution of the current economic environment and its impact on the United States real estate and housing markets. Both the concentration of risk and the economic environment could directly or indirectly impact losses related to certain transactions and access to and cost of adequate financing.

The Company’s anticipated primary source of liquidity going forward is interest income and/or principal repayments related to the loans, as well as funds borrowed from creditors, substantially all of whom are currently members and affiliates.  Our public Notes offering, which allows us to borrow money, was declared effective by the SEC on October 4, 2012 and has been registered and declared effective in 38 states. We began to advertise in March of 2013 and have received $52 in Notes proceeds as of March 31, 2013. We anticipate continuing our existing advertising and expanding our advertising efforts and methods in the second quarter of 2013. The Company’s ability to fund its operations remains dependent upon the sole borrower’s ability to continue paying interest and/or principal and our ability to obtain additional financing, as needed, from the members, general public and other entities.

We generated income (loss) from continuing operations of ($41) and $11 for the three months ended March 31, 2013 and 2012, respectively. At March 31, 2013, we had cash on hand of $8 and our outstanding debt totaled $2,031, which was unsecured or payable to related parties. As of March 31, 2013, the amount that we have not loaned, but are obligated to potentially lend to our customers based on our agreements with them, was $699. Our availability on our line of credit from our members was $1,021.

F-5

Our current plan is to expand the commercial lending program by using current liquidity and available funding (including funding from our Notes program). We have anticipated the costs of this expansion and the continuing costs of maintaining our public company status, and we anticipate generating, through normal operations, the cash flows and liquidity necessary to meet our operating, investing and financing requirements. As noted above, the two most significant factors driving our current plans are the continued payments of principal and interest by our sole homebuilder customer and the public offering of Notes. If actual results differ materially from our current plan or if expected financing is not available, we believe we have the ability to reduce future cash outlays by withdrawing our public company status, which would reduce our audit and legal expenses. We also believe we have the ability and intent to obtain funding and generate net worth through additional debt or equity infusions of cash, if needed. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

2. Summary of Significant Accounting Policies

Segment Reporting

We report all ongoing operations in one segment, commercial lending.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to establish an allowance for loan losses.

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Fair Value Measurements

The Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of inputs are used to measure fair value, as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 – unobservable inputs, such as discounted cash flow models or valuations.

F-6

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 3.

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for loan losses, and adjusted for the net amount of direct costs and nonrefundable loan fees associated with lending. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method. Substantially all of the Company’s loans are secured by real estate, currently all in a suburb of Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a substantial portion of these loans is susceptible to changes in market conditions in that area.

Past due loans are loans contractually past due 30 days or more as to principal or interest payments. A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection or well-secured (i.e. the loan has sufficient collateral value). Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

Allowance for Loan Losses

The allowance for loan losses, when determined to be necessary, is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio.

For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we analyze for impairment all loans which are more than 60 days past due at the end of a quarter. For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we analyze all loans for impairment. The analysis of loans, if required, includes a comparison of estimated collateral value to the principal amount of the loan. If the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history.  For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

For loans that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. There are also broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or appraisal done in the last 13 months, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal.

F-7

Deferred Financing Costs, Net

We defer certain costs associated with financing activities related to the issuance of debt securities (Deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt.

The following is a roll forward of deferred financing costs:

	Three Months Ended March 31, 2013	Year Ended December 31, 2012	Three Months Ended March 31, 2012

Deferred financing costs, beginning balance	$598	$–	$–
Additions	33	598	187

Deferred financing costs, ending balance	$631	$598	$187

Less accumulated amortization	(6)	(2)	–

Deferred financing costs, net	$625	$596	$187

The following is a roll forward of the accumulated amortization of deferred financing costs:

	Three Months Ended March 31, 2013	Year Ended December 31, 2012	Three Months Ended March 31, 2012

Accumulated amortization, beginning balance	$2	$–	$–
Additions	4	2	–

Accumulated amortization, ending balance	$6	$2	$–

Income Taxes

The entities included in the condensed consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

The Company applies ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2009.

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There have been no significant interest or penalties assessed or paid.

F-8

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities which created new disclosure requirements about the nature of an entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosures are limited to financial instruments and derivatives subject to enforceable master netting arrangements or similar agreements and exclude loans and deposits at the same institution. The amendments affect all entities that have financial instruments and derivatives that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement regardless of whether they are offset in the balance sheet. The ASU requires entities to disclose, separately for financial assets and liabilities, including derivatives, the gross amounts of recognized financial assets and liabilities; the amounts offset under current U.S. GAAP; the net amounts presented in the balance sheet; the amounts subject to an enforceable master netting arrangement or similar agreement that were not included in the offset amount above, and the reconciling amount. The disclosure requirements are effective for annual and interim reporting periods beginning on or after January 1, 2013, with retrospective application required. The Company has reviewed this ASU and determined that it does not alter the disclosure requirements of the Company.

3. Fair Value

At March 31, 2013 and December 31, 2012, the Company had no assets measured at fair value on a recurring or nonrecurring basis. The Company has determined that the carrying value of financial instruments approximates fair value, as outlined below:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Loans Receivable and Commitments to Extend Credit

For variable rate loans that reprice frequently with no significant change in credit risk, estimated fair values are based on carrying values at March 31, 2013 and December 31, 2012. The estimated fair values for other loans are estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities and approximate carrying values of these instruments at March 31, 2013 and December 31, 2012. For unfunded commitments to extend credit, because there would be no adjustment between fair value and carrying amount for the amount if actually loaned, there is no adjustment to the amount before it is loaned. The amount for commitments to extend credit is zero in the tables below because there is no difference between carrying value and fair value, and the amount is not recorded on the consolidated balance sheets as a liability.

Customer Interest Escrow

The customer interest escrow does not yield interest to the customer, but because 1) the customer loans are demand loans, 2) there is no way to estimate how long the escrow will be in place, and 3) the interest rate which could be used to discount this amount is negligible, the fair value approximates the carrying value at both March 31, 2013 and December 31, 2012.

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities are payable on demand, the fair value of the borrowings is determined to approximate carrying value at March 31, 2013 and December 31, 2012.

F-9

The table below is a summary of fair value estimates for financial instruments and the level of the fair value hierarchy (as discussed in Note 2) within which the fair value measurements are categorized at the periods indicated:

March 31, 2013

	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial Assets
Cash and cash equivalents	$8	$8	$8	$–	$–
Loans	3,542	3,542	–	–	3,542
Financial Liabilities
Customer interest escrow	284	284	–	–	284
Notes payable unsecured	1,552	1,552	–	–	1,552
Notes payable related party	479	479	–	–	479
Commitments to extend credit	–	–	–	–	–

December 31, 2012

	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial Assets
Cash and cash equivalents	$646	$646	$646	$–	$–
Loans	3,604	3,604	–	–	3,604
Financial Liabilities
Customer interest escrow	329	329	–	–	329
Notes payable unsecured	1,502	1,502	–	–	1,502
Notes payable related party	1,108	1,108	–	–	1,108
Commitments to extend credit	–	–	–	–	–

4. Financing Receivables

Financing receivables are comprised of the following:

	March 31, 2013	December 31, 2012

Commercial loans, net	$3,542	$3,604
Less: Allowance for loan losses	–	–

	$3,542	$3,604

F-10

Roll forward of commercial loans:

	Three Months Ended March 31, 2013	Year Ended December 31, 2012	Three Months Ended March 31, 2012

Beginning balance	$3,604	$4,580	$4,580
Additions	278	355	205
Payoffs/Sales	(389)	(1,547)	(150)
Earned loan fee	49	216	66

Ending balance	$3,542	$3,604	$4,701

Commercial Loans

On December 30, 2011, pursuant to a credit agreement by and between us, Benjamin Marcus Homes, LLC (“BMH”), Investor’s Mark Acquisitions, LLC (“IMA”) and Mark L. Hoskins (“Hoskins”) (collectively, the “Hoskins Group”) (as amended, the “Credit Agreement”), we originated two new loan assets, one to BMH as borrower (the “BMH Loan”) and one to IMA as borrower (the “New IMA Loan”). Pursuant to the Credit Agreement and simultaneously with the origination of the BMH Loan and the New IMA Loan, we also assumed the position of lender on an existing loan to IMA (the “Existing IMA Loan”) and assumed the position of borrower on another existing loan in which IMA serves as the lender (the “SF Loan”). When we assumed the position of the lender on the Existing IMA Loan, we purchased a loan which was originated by the borrower’s former lender, and assumed that lender’s position in the loan and maintained the recorded collateral position in the loan. The borrower’s former lender and the seller of the BMH property are the same party, 84 FINANCIAL, L.P., an affiliate of 84 Lumber Company. The BMH Loan, the New IMA Loan and the Existing IMA Loan are all cross-defaulted and cross-collateralized with each other. Further, IMA and Hoskins serve as guarantors of the BMH Loan, and BMH and Hoskins serve as guarantors of the New IMA Loan and the Existing IMA Loan. As such, we are currently reliant on a single developer and homebuilder for our revenues and investment capital. The terms and conditions of these loans are set forth in further detail below:

A detail of the financing receivables at March 31, 2013:

Item	Term	Interest Rate	Funded to borrower	Estimated collateral values
BMH Loan	Demand*	COF +2% (7% Floor)
3 Lots and land for phases 3, 4, and 5			$935	$2,249
Interest Escrow			450	284
Loan Fee			750	–

Total BMH Loan			2,135	2,533
IMA Loans
New IMA Loan (loan fee)	Demand*	COF +2% (7% Floor)	250	–
New IMA Loan (advances)	Demand*	COF +2% (7% Floor)	129	–
Existing IMA Loan	Demand**	7%	1,687	1,910

Total IMA Loans			2,066	1,910

Unearned loan fee			(659)	-
SF Loan			-	1,500

Total			$3,542	$5,943

F-11

A detail of the financing receivables at December 31, 2012:

Item	Term	Interest Rate	Funded to borrower	Estimated collateral values
BMH Loan	Demand*	COF +2% (7% Floor)
4 Lots and land for phases 3, 4, and 5			$1,095	$2,385
Interest Escrow			450	329
Loan Fee			750	–

Total BMH Loan			2,295	2,714
IMA Loans
New IMA Loan (loan fee)	Demand*	COF +2% (7% Floor)	250	–
New IMA Loan (advances)	Demand*	COF +2% (7% Floor)	80	–
Existing IMA Loan	Demand**	7%	1,687	1,910

Total IMA Loans			2,017	1,910

Unearned loan fee			(708)	-
SF Loan			-	1,500

Total			$3,604	$6,124

* These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot.

** These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot after the BMH loan and the New IMA loan are satisfied.

The loans are collectively cross-collateralized and, therefore, treated as one loan for the purpose of calculating the effective interest rate and for available remedies upon an instance of default. As lots are released, a specific release price is repaid by the borrower, with 10% of that amount being used to fund the Interest Escrow. The customer will make cash interest payments only when the Interest Escrow is fully depleted.

Of the $1,000 loan fee from the origination of our demand loans, $76 was used to offset legal expenses related to the creation of the loans. In accordance with ASC 310-20, Nonrefundable Fees and Other Costs, the remaining $924 loan fee is being recognized over the expected life of the loans using the straight-line method. Income of $49 and $66 was recognized during the three months ended March 31, 2013 and 2012, respectively. The effective annual rate on the loans for the quarters ended March 31, 2013 and March 31, 2012 was 11.96% and 11.79%, respectively.

The Company has a credit agreement with the customer which includes a maximum exposure on all three loans, which was $4,900 at March 31, 2013, and December 31, 2012, and will reduce to $4,500 later in 2013, unless modified by both parties. See Note 9 – Subsequent Events.

Credit Quality Information

The following table presents credit-related information at the “class” level in accordance with ASC 310-10-50, Disclosures about the Credit Quality of Finance Receivables and the Allowance for Credit Losses. A class is generally a disaggregation of a portfolio segment. In determining the classes, the Company considered the finance receivable characteristics and methods it applies in monitoring and assessing credit risk and performance.

The following table summarizes finance receivables by the risk ratings that regulatory agencies utilize to classify credit exposure and which are consistent with indicators the Company monitors. Risk ratings are reviewed on a regular basis and are adjusted as necessary for updated information affecting the borrowers’ ability to fulfill their obligations.

F-12

The definitions of these ratings are as follows:

•	Pass – finance receivables in this category do not meet the criteria for classification in one of the categories below.

•	Special mention – a special mention asset exhibits potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects.

•	Classified – a classified asset ranges from: 1) assets that are inadequately protected by the current sound worth and paying capacity of the borrower, and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected to 2) assets with weaknesses that make collection or liquidation in full unlikely on the basis of current facts, conditions, and values. Assets in this classification can be accruing or on non-accrual depending on the evaluation of these factors.

Finance Receivables – By Classification:

	March 31, 2013	December 31, 2012

Pass	$3,542	$3,604
Special mention	–	–
Classified – accruing	–	–
Classified – nonaccrual	–	–

Total	$3,542	$3,604

At March 31, 2013 and December 31, 2012, there were no loans acquired with deteriorated credit quality, past due loans, impaired loans, or loans on nonaccrual status.

5. Borrowings

Affiliate Loans

In December of 2011, the Company entered into two secured revolving lines of credit with affiliates, both of whom are members. These loans have an interest rate of the affiliates’ cost of funds, which was 3.79% and 3.93% as of March 31, 2013 and December 31, 2012, respectively. They are demand notes. The maximum that can be borrowed under these notes is $1,500, at the discretion of the lenders. The actual amount borrowed was $479 and $1,108 as of March 31, 2013 and December 31, 2012, respectively, leaving $1,021 and $392, respectively, in available credit on those dates. There is no obligation of the affiliates to lend money up to the note amount. The security for the lines of credit includes all of the assets of the Company. The weighted average balance of affiliate borrowings outstanding was $464 and $918 for the three months ended March 31, 2013 and 2012, respectively, and the interest expense was $4 and $9 for the same periods, respectively.

Notes Program

Borrowings through our public offering were $52 and $2 at March 31, 2013 and December 31, 2012, respectively. The effective interest rate on the borrowings at March 31, 2013 and December 31, 2012 was 4.91% and 4.95%, respectively, not including the amortization of deferred financing costs. There are limited rights of early redemption. The following table shows the origination of our Notes program:

	Three Months Ended March 31, 2013	Year Ended December 31, 2012	Three Months Ended March 31, 2012

Notes outstanding, beginning of period	$2	$–	$–
Notes issued	50	2	–
Note repayments / redemptions	–	–	–

Notes outstanding, end of period	$52	$2	$–

F-13

The following table shows the maturity of outstanding Notes as of March 31, 2013.

Year Maturing	Amount Maturing
2013	$–
2014	24
2015	–
2016	–
2017	28

Total	$52

6. Members’ Capital

The capital structure of the Company was changed with the adoption of the new operating agreement as of March 29, 2012. Under the new capital structure, there is currently one class of units (class A common units) with two members. All members have voting rights in proportion to their capital account. There were 2,629 class A common units outstanding at March 31, 2013. There are two additional authorized unit classes: class A preferred units and class B profit units. Once class B profit units are issued, the existing class A common units will become class A preferred units. Class A preferred units will receive preferred treatment in terms of distributions and liquidation proceeds.

The members’ capital balances by class are as follows:

Class	March 31, 2013	December 31, 2012
A Common Units	$1,839	$1,902

Members’ Capital	$1,839	$1,902

7. Related Party Transactions

The accompanying interim condensed consolidated financial statements have been prepared from the separate accounts maintained by the Company and may not be indicative of the conditions that would have existed or the results of operations that would have occurred had the Company not entered into certain related party transactions or not participated in certain transactions with its members.

Notes and Accounts Payable to Affiliates

In December of 2011, the Company entered into a loan agreement with two of our affiliates, as more fully described in Note 5 – Affiliate Loans.

In December of 2011, the Company entered into a loan agreement with the Hoskins Group, as more fully described in Note 5 – SF Loan of our year end 2012 consolidated financial statements.

8. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit, which have similar collateral, credit risk and market risk to our outstanding loans, were approximately $699 and $588 at March 31, 2013 and December 31, 2012, respectively.

F-14

The property securing the New IMA Loan and the Existing IMA Loan, as described in Note 4 of our year end 2012 consolidated financial statements, is subject to a mortgage in the amount of $1,290, which is held by an unrelated third party. In connection with the closing of the New IMA Loan and the Existing IMA Loan, the holder of this mortgage entered into an agreement to amend, restate and further subordinate such mortgage. This subordination agreement also provides that, in the event of a foreclosure on and liquidation of the property securing the New IMA Loan and the Existing IMA Loan, we are entitled to receive liquidation proceeds up to $2,225, which excludes the collateral securing the BMH Loan, at which point the holder of this mortgage is entitled to receive liquidation proceeds up to the amount necessary to satisfy its outstanding mortgage, and we are then entitled to any remainder of the liquidation proceeds. The appraised predevelopment value of this collateral as of March 31, 2012 (this property began being developed in December 2012, with negligible improvements through March 31, 2013) was less than $2,225. Thus, in the event of a default, the third party would only receive any of the proceeds remaining from the sale of the collateral after we have been paid in full.

9. Subsequent Events

Management of the Company has evaluated subsequent events through May 13, 2013, the date these interim condensed consolidated financial statements were issued.

Under the Notes offering, the Company issued an additional $297 subsequent to March 31, 2013. The total debt issued and outstanding pursuant to the Notes offering as of May 13, 2013 is $349.

On April 17, 2013, the credit agreement with the Hoskins group was modified. The modifications include a $250 increase in total credit exposure and an agreement to fund the construction of one home with terms similar to our current financing program, including interest rates and fees. The loan for construction of the home is included in the maximum credit limits within the existing credit agreement.

F-15